Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

July 31, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mr. Benjamin Richie
Ms. Lauren Nguyen

Re:	Semler Scientific, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed July 11, 2024 File No. 333-280013

Dear Mr. Richie and Ms. Nguyen:

This letter is submitted on behalf of Semler Scientific, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-280013), filed on July 11, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated July 26, 2024 (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), as well as amended supplemental business disclosures and risk factors under Item 8.01 on Form 8-K ( the “Amended Form 8-K”), which include changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2 or the Amended Form 8-K, as the case may be.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-3

Bitcoin Strategy, page 9

1.	Refer to your responses to prior comments 9 and 10. Please identify your liquidity providers. Additionally, you state you executed bitcoin trades using a time-weighted average price over a pre-arranged time period. With respect to future bitcoin purchases:

•	Describe the material aspects of methodology used to calculate the time-weighted average price of bitcoin.
•	Disclose the pre-arranged time periods for the transfers of bitcoin and describe how the bitcoin is transferred.

Office of Life Sciences

Division of Corporation Finance

July 31, 2024

•	To the extent that the average price is calculated by referencing crypto asset trading platforms, identify the trading platforms, where each trading platform is located and how it is licensed or regulated, and the criteria and process for selecting particular trading platforms.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 9 and 10 of the base prospectus included in Amendment No. 2 accordingly. The Company advises the Staff that, as disclosed in Amendment No. 2, the prearranged time periods for transfers of bitcoin are variable and based on a number of factors selected by the Company’s liquidity providers, and that the Company’s liquidity providers may determine their calculations of average price using any number of resources, including various trading platforms.

2.	Refer to your response to prior comment 11. Please identify the third-party custodians and file the custody agreements as exhibits to the registration statement. Also disclose and discuss the material aspects of the bitcoin custody agreements, including the following:

•	Describe how the custodian stores the private keys, including whether they will be commingled with assets of other customers and the geographic area where they will be stored.
•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoin.
•	Disclose whether the custodian carries insurance for any losses of the bitcoin it custodies for you. If so, quantify the amount of and character of the insurance, disclose whether the insurance is shared among the custodian’s customers, and describe any limitations on the custodian’s liability.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 10 and 11 of the base prospectus included in Amendment No. 2 accordingly. The Company has also filed, as Exhibits 99.2 and 99.3 to Amendment No. 2, its current custody agreements.

3.	Refer to your response to comment 14. Please describe the AML, KYC and other procedures conducted by you, your liquidity providers, and your custodians, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 11 and 12 of the base prospectus included in Amendment No. 2 accordingly.

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If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Douglas Murphy-Chutorian, Semler Scientific, Inc.
Renae Cormier, Semler Scientific, Inc.